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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)
   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B)
          AND AMENDMENTS FILED THERETO FILED PURSUANT TO RULE 13D-2(B)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. )*


                           SOFTWARE HOLDRS TRUST EFT
                                (NAME OF ISSUER)

                                  COMMON STOCK
                        (TITLE OF CLASSES OF SECURITIES)

                                   83404B103
                                (CUSIP Numbers)

                                 MARCH 10,2004
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]  Rule 13d-1(b)
                  [ ]  Rule 13d-1(c)
                  [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
CUSIP No.         83404B103
                  ---------

        1        NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                            INVESCO North American Holdings, Inc.
                                            IRS #   51-0264787

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                           (a) [ ]
                                                                                                                           (b) [X]
        3        SEC USE ONLY

        4        CITIZENSHIP OR PLACE OF ORGANIZATION

                          State of Delaware, USA

                                       5       SOLE VOTING POWER

             NUMBER OF                                              0
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH

                                       6       SHARED VOTING POWER
                                               522,590

                                       7       SOLE DISPOSITIVE POWER

                                       0

                                       8       SHARED DISPOSITIVE POWER

                                               522,590

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       522,590

       10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



       11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     6.93

       12       TYPE OF REPORTING PERSON*

                                           HC


* READ DIRECTIONS BEFORE COMPLETING


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
CUSIP No.         83404B103


        1        NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                            INVESCO Asset Management Limited


        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                           (a) [ ]
                                                                                                                           (b) [X]

        3        SEC USE ONLY


        4        CITIZENSHIP OR PLACE OF ORGANIZATION

                          United Kingdom

                                       5       SOLE VOTING POWER

             NUMBER OF                                  0
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
             REPORTING
               PERSON
                WITH

                                       6       SHARED VOTING POWER

                                       0

                                       7       SOLE DISPOSITIVE POWER

                                       0

                                       8       SHARED DISPOSITIVE POWER

                                                        522,590

        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          522,590


       10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



       11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                      6.93

       12       TYPE OF REPORTING PERSON*

                                           IA



* READ DIRECTIONS BEFORE COMPLETING


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ITEM 1(A).        NAME OF ISSUER:

                  Sofware Holdrs Trust ETF

        (B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  101 Barclay Street 22-W  New York, NY  10028

ITEM 2(A).        NAME OF PERSON FILING:

                  (i) INVESCO North American Holdings, Inc.

                  (ii) INVESCO Asset Management Limited

        (B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE OF FILING PERSON:

                  (i) 4350 South Monaco Street, Denver, CO  80237

                  (ii) 30 Finsbury Square, London United Kingdom  EC2A  1AG

        (C).      CITIZENSHIP OF FILING PERSON:

                  (i) State of Delaware, USA

                   (ii) United Kingdom

       (D).       TITLE OF CLASSES OF SECURITIES:

                  Common Stock

       (E).       CUSIP NUMBERS: 83404B103

ITEM 3.


   The reporting persons are:

(i)      INVESCO North American Holdings, Inc. a parent holding
             company in accordance with
            Reg. 240.13d-1-(b)(1)-(ii)-(G)

(ii)     INVESCO Asset Management Limited, an investment adviser in accordance with
            Reg. 240.13d-1-(b)(1)-(ii)-(E)

ITEM 4.  OWNERSHIP.

INVESCO North American Holdings, Inc. ("INAH") is a holding company many of whose direct and indirect wholly owned subsidiaries engage in investment advisory services for investment companies and other clients. INAH is reporting solely on behalf of the subsidiaries listed on Exhibit 1 (the "INAH Subsidiaries") and not on behalf of other subsidiaries who may file separately on Schedule 13G. INVESCO Asset Management Limited ("IAML") is an investment adviser that is affiliated with INAH. Both INAH and IAML are indirect wholly owned subsidiaries of AMVESCAP PLC.

The INAH Subsidiaries exercise voting power with respect to securities over which they have investment discretion jointly but exercise dispositive power with respect to such securities independently of each other. Additionally, the INAH subsidiaries, on the one hand, and IAML, on the other, exercise voting and dispositive power independently of each other. Notwithstanding the foregoing, pursuant to Securities Exchange Act Release No. 34-39538 (January 12, 1998), INAH and IAML believe that attribution of the securities over which the INAH Subsidiaries and IAML have investment discretion should be reported on an aggregated basis for purposes of this Schedule 13G.

(a)      Amount Beneficially Owned:  522,590

         (b)      Percent of Class: 6.93

         (c)      Number of shares as to which such person has

(i)      sole power to vote or to direct the vote:   0
(ii)     shared power to vote or to direct the vote:
a.       INAH                  522,590
b.       IAML                  0
(iii)    sole power to dispose or to direct the disposition of:  0
(iv)     shared power to dispose or to direct the disposition of:
a.       INAH                  522,590
b.       IAML                  522,590

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

                  See Attached Exhibit 1

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

         Date:  March 10,2004



INVESCO NORTH AMERICAN HOLDINGS, INC.


March 10, 2004
----------------------------------------
(Date)

By :Jeffrey Kupor
(Signature)

Assistant Secretary
(Name/Title)



INVESCO ASSET MANAGEMENT, LIMITED


March 10, 2004
----------------------------------------
(Date)

By: Michael S. Perman
(Signature)

Company Secretary
(Name/Title)

                                   Exhibit 1

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company

INVESCO Funds Group, Inc.                            IA
INVESCO Institutional (N.A.), Inc.                            IA
INVESCO Global Asset Management (N.A.), Inc.                  IA

Exhibit 2

                           Agreement of Joint Filing

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statements are made on behalf of each of them.



         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 17, 2004.





INVESCO NORTH AMERICAN HOLDINGS, INC.


March 10, 2004
----------------------------------------
(Date)

By: Jeffrey Kupor
(Signature)

Assistant Secretary
(Name/Title)





INVESCO ASSET MANAGEMENT, LIMITED


March 10, 2004
(Date)


By: Michael S. Perman
(Signature)

Company Secretary
(Name/Title)